OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: June 30, 2009 Estimated average burden hours per response . . . 2.50

FORM 12b-25	SEC FILE NUMBER 000-20828

NOTIFICATION OF LATE FILING	CUSIP NUMBER 236277109

(Check one):  ☒  Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: March 31, 2009
☐           Transition Report on Form 10-K
☐           Transition Report on Form 20-F
☐           Transition Report on Form 11-K
☐           Transition Report on Form 10-Q
☐           Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If  the  notification  relates  to  a  portion  of  the  filing  checked  above,  identify the  Item(s)  to  which  the  notification  relates:

PART I — REGISTRANT INFORMATION

Danka Business Systems PLC (in members’ voluntary liquidation)
Full Name of Registrant

Former Name if Applicable

8 Salisbury Square
Address of Principal Executive Office (Street and Number)

London EC4Y 8BB England
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
□	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Danka Business Systems PLC (in members’ voluntary liquidation) (“Danka” or the “Company”) is not timely filing its Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended March 31, 2009 by the required filing date of June 29, 2009 (the “Filing Date”). The principal reason for the Company’s inability to file the Form 10-K on or before the Filing Date is the Company’s limited resources following the sale on June 27, 2008 of the Company’s U.S. operating subsidiary, Danka Office Imaging Company (“DOIC”), to Konica Minolta Business Solutions U.S.A., Inc., which sale of DOIC constituted the disposition of the Company’s remaining operations, and subsequent entry by the Company into a members’ voluntary liquidation (the “MVL”) on February 19, 2009 following shareholder approval of the MVL at an extraordinary general meeting of shareholders held on the same date.

Since the sale of DOIC in June 2008, the Company has not engaged in any business activities except those necessary for the purpose of preserving the value of the Company’s assets, prosecuting and defending suits against the Company or its subsidiaries and making certain U.S. and foreign tax filings. During the period following the sale of DOIC until entry into the MVL in February 2009, the Company had approximately three employees. Upon entry into the MVL, Jeremy Spratt and Finbarr O’Connell of KPMG LLP were appointed joint liquidators for the purposes of the voluntary winding up of the Company. In connection with the MVL, among other things, the Company’s ordinary shares have been delisted from the London Stock Exchange and the Company’s stock transfer books have been closed, the Company has ceased to have any employees, and, in accordance with English law governing the MVL, the Company maintains limited accounting records.

Since entry into the MVL, the joint liquidators have begun the process to realize the Company’s assets and inquired into the existence and value of creditors’ claims against the Company. Once such process is completed and all valid claims against the Company have been settled or provided for in full, the joint liquidators will begin distributing any surplus assets to Danka shareholders. Pursuant to the Company’s articles of association, the holders of the Company’s 6.50% convertible participating shares are entitled to all of the surplus assets of Danka; however, pursuant to the terms of an agreement between the Company and the convertible participating shareholders, the joint liquidators have been instructed to first distribute to holders of ordinary shares (including holders of American Depositary Shares (“ADSs”) an amount equal to $0.03 per ordinary share (or $0.12 per ADS) prior to any distribution to convertible participating shareholders. Any remaining surplus assets will then be distributed over time to the convertible participating shareholders. While the joint liquidators continue to assess the value of creditors’ claims against the Company, the joint liquidators believe that such cash will be available to ensure that the holders of ordinary shares (and ADSs) will receive the distribution described above.

As a result of the sale of DOIC and entry into the MVL described above as well as the lack of personnel available to prepare the Form 10-K, in particular the inability to prepare consolidated financial statements for the fiscal year ended March 31, 2009, the Company is unable to timely file its Form 10-K without unreasonable effort or expense. Given the continuing winding down of the Company and absence of employees with the necessary expertise and capacity to prepare the Form 10-K, the Company does not anticipate that the Form 10-K and future periodic reports will be filed going forward. The Company believes that due to, among other things, the fixed amount of the distribution to ordinary (and ADS) shareholders, the benefits to shareholders of filing the Form 10-K and future periodic reports are outweighed by the costs to the Company of preparing such reports, even if preparing such reports were practicable. In place of full reporting, the Company intends to timely disclose to public investors any material developments relating to the MVL, the disposition of assets and winding up of the Company on Current Reports on Form 8-K.

Certain statements contained herein are forward-looking statements, and contain information relating to the Company that is based on the Company’s beliefs as well as assumptions, made by, and information currently available to the Company. The words “goal”, “anticipate”, “expect”, “believe”, “could”, “should”, “intend” and similar expressions as they relate to the Company are intended to identify forward-looking statements, although not all forward looking statements contain such identifying words. No assurance can be given that the results in any forward-looking statement will be achieved. For the forward-looking statements, the Company claims the protection of the safe harbor for forward-looking statements provided for in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such actual results to differ materially from those reflected in any forward-looking statements include, but are not limited to, the following: (i) any inability of the joint liquidators’ to conclude the members’ voluntary liquidation expeditiously; (iii) any material adverse change in financial markets, the economy or in the Company’s financial position; (iv) any inability to record and process key data due to ineffective implementation of Company processes; (v) any negative impact from the loss of any of the Company’s personnel; (vi) any incurrence of tax or other liabilities or tax or other payments beyond the Company’s current expectations, which could adversely affect the Company’s liquidity; (vii) any negative impact of the accreted value of the Company’s outstanding preferred stock or its continued accretion; (viii) any negative impact of the Company’s continued organization as an England and Wales registered Company following entry into the members’ voluntary liquidation; (ix) actions of governmental entities, including regulatory requirements; (x) actions by shareholders in connection with the distribution of the net proceeds from sale of the Company’s U.S. operating business;  (xi) the amount of the net worth adjustment to the purchase price from the sale of the Company’s U.S. operating business; (xii) the outcome of legal proceedings to which the Company is or may become a party; and (xiii) other risks including those risks identified in any of the Company’s filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s analysis only as of the date they are made. Except as required by applicable law, the Company undertakes no obligation, and does not intend, to update these forward-looking statements to reflect events or circumstances that arise after the date they are made.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeremy Spratt	011-44	20 7694 3369
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☐  No ☒*
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* As noted in Part III of this Notification of Late Filing on Form 12b-25, the Company completed the sale of DOIC on June 27, 2008 and ceased operations at that time, and entered into a MVL in February 2009, pursuant to which the Company is being voluntarily wound up. The Company has not carried on significant business activities since the sale of DOIC and therefore there has been a significant change in the Company’s results of operations from the results of operations for the last fiscal year. However, for the reasons set forth in Part III of this Notification of Late Filing on Form 12b-25, a reasonable estimate of the anticipated change cannot be made and the Company does not anticipate that the Form 10-K and future periodic reports will be filed going forward.

Danka Business Systems PLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 30, 2009	By:	/s/ Jeremy Spratt
Jeremy Spratt
Joint Liquidator

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).